UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Gates Industrial Corporation plc
(Exact Name of Registrant as Specified in its Charter)

England and Wales	001-38366	98-1395184

(State or Other Jurisdiction of	(Commission File Number)	(IRS Employer
Incorporation)		Identification No.)
1144 Fifteenth Street, Denver, Colorado 80202
(Address of Principal Executive Offices) (Zip Code)

L. Brooks Mallard
Executive Vice President and Chief Financial Officer
(303) 744-1911
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
A copy of the Conflict Minerals Report of Gates Industrial Corporation plc (the “Company”) for the calendar year ended December 31, 2019, is filed as Exhibit 1.01 hereto and is publicly available on the Company’s website at https://www.gates.com/us/en/about-us/policies. The contents of the Company’s website referred to in this Specialized Disclosure Report are not incorporated by reference into this Specialized Disclosure Report.

Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Specialized Disclosure Report.

Section 2 – Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this Specialized Disclosure Report:

Exhibit 1.01	Conflict Minerals Report of Gates Industrial Corporation plc

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GATES INDUSTRIAL CORPORATION PLC (Registrant)
By:	/s/ L. Brooks Mallard
	Name:	L. Brooks Mallard
	Title:	Executive Vice President and Chief Financial Officer

Date: May 28, 2020